================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED], FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from ______________to _______________

                         COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       ADVANTA CORP. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  ADVANTA CORP.
                             WELSH AND MCKEAN ROADS
                                  P.O. BOX 844
                           SPRING HOUSE, PA 19477-0844


================================================================================

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       Advanta Corp.
                                       Employee Savings Plan


Dated: June 30, 1999                   By: /s/ Philip M. Browne
                                           -------------------------------------
                                           Philip M. Browne
                                           Member of the Committee Administering
                                           the Plan

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 1998 and 1997

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 1998, 1997 and 1996

Notes to Financial Statements

SCHEDULES:

 I  - Schedule of Assets Held for Investment Purposes as of December 31,
      1998.

II  - Schedule of Reportable Transactions for the Year Ended December 31,
      1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Advanta Corp. Employee Savings Plan
Compensation Committee:

We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 1998 and 1997, and the changes in its assets available for benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Philadelphia, PA                                         Arthur Andersen LLP
   June 23, 1999

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                     DECEMBER 31,
                                           --------------------------------
                                              1998                  1997
                                           -----------          -----------
ASSETS
------

Cash                                       $     8,117          $     8,192

Investments (Note 9):
 Managed Investment Funds
  T.Rowe Price Stable Value                  5,365,337            6,334,571
  Western Asset Management Core                677,041              462,288
  Dodge and Cox Balanced                     3,693,383            3,655,425
  Vanguard Index Trust 500                  10,211,235            6,580,109
  Dodge and Cox Stock                        4,180,879            4,165,892
  Vanguard International Growth              2,169,424            2,339,159
  Hancock Special Equities                   1,937,267            2,468,575
  Putnam New Opportunities                   3,977,650            3,374,212


 Common Stock Fund (Advanta Corp.
  Common Stock, Class A and B)               2,240,713           12,387,483

Employer Contribution Receivable             1,268,880            1,810,744

Participant Loans Receivable
  (Note 3)                                   1,122,983            2,020,290
                                           -----------          -----------

Total Assets Available for
  Benefits                                 $36,852,909          $45,606,940
                                           ===========          ===========


The accompanying notes are an integral part of these statements.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                  FOR THE YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------
                                            1998              1997                1996
                                        -----------        -----------        -----------
INCREASES:

Interest and Dividend Income            $ 1,796,013        $ 1,387,291        $   347,389
Tender Offer (Note 2)                     2,927,418                  0                  0
Employee Contributions                    5,343,308          6,509,310          4,882,761
Employer Contributions                    2,591,743          3,496,542          2,545,390
Realized Gains on Investments             1,417,532          4,595,929            333,596
Net (Decrease) Increase in Fair
  Market Value of Investments              (929,826)        (9,561,030)         4,116,079
                                        -----------        -----------        -----------

                                         13,146,188          6,428,042         12,225,215

DECREASES:
Fleet Transaction (Note 2)               15,817,367                  0                  0
Distributions to Participants             6,082,852          5,274,753          1,512,188
Investor Advisory and Trustee Fee                 0            208,586            229,190
                                        -----------        -----------        -----------
                                         21,900,219          5,483,339          1,741,378

Net (Decreases)/Increases                (8,754,031)           944,703         10,483,837

Assets Available for Benefits
  beginning of year                      45,606,940         44,662,237         34,178,400

                                        -----------        -----------        -----------

Assets Available for Benefits,
  end of year                           $36,852,909        $45,606,940        $44,662,237
                                        ===========        ===========        ===========

The accompanying notes are an integral part of these statements.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

(1) DESCRIPTION OF PLAN:
    -------------------

The Advanta Corp. Employee Savings Plan (the "Plan"), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. (the "Company") and certain of its subsidiaries and affiliates who have reached age 21 with one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants may elect to defer a portion of their compensation before certain taxes are deducted. The Company may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. An eligible participant may elect to contribute up to 15% of his salary subject to the limits under
Section 401 of the Internal Revenue Code. The Company also makes matching contributions to the Plan, a portion of which is made on a per pay period basis, and the balance of which is made as of the end of the Plan year. Such employer contributions are equal to 50% of each employee's contributions up to 5% of the employee's compensation contributed to the Plan (as defined in the Plan). The Company may make an additional matching contribution for the benefit of participants who are employed as of the last day of the Plan year. Total employer contributions in each of the Plan years 1998, 1997, and 1996 were 100% of the first 5% of employees' compensation contributed to the Plan.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are "highly compensated employees" (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan Year.

Because contributions made under Section 401 can not be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or Individual Retirement Account (IRA). Participants are fully vested as to employer and employee contribution accounts at all times.

The Plan participants may invest their contributions in the following managed investment funds and in shares of the Company's Class B common stock.

o T. Rowe Price Stable Value Fund: This fund invests primarily in insurance contracts with a portion of the funds' assets in synthetic investment contracts. The contract value of the investment contracts approximates market value.

o Western Asset Management Core Fund: This fund seeks to provide moderate long-term return with moderate short-term volatility by investing in high-quality bonds backed by the U.S. government or its agencies, or by corporations with high credit ratings.

o Dodge and Cox Balanced Fund: This fund offers the benefit of asset allocation and invests primarily in common stocks, convertible securities, and corporate and government bonds.

o Vanguard Index Trust 500 Fund: This fund seeks to duplicate the return of the Standard and Poor's 500 composite Stock Price Index by investing in the stocks that make up the Standard & Poor's 500.

o Dodge and Cox Stock Fund: This fund invests primarily in stocks of large companies representing different market sectors. In addition to stocks, this fund may also invest in convertible securities and cash equivalents.

o Vanguard International Growth Fund: This fund invests primarily in common stocks and securities convertible to common stocks of large companies with international franchises located outside the United States with above average growth potential.

o Hancock Special Equities Fund: This fund seeks to invest primarily in U.S. common stocks in a diversified group of emerging growth companies focusing on companies with above-average long-term capital growth potential.

o Putnam New Opportunities Fund: This fund seeks larger high-growth companies investing primarily in U.S. common stocks but also may purchase foreign securities, convertible securities, and warrants.

The Plan invests funds related to pending trades in a short-term money market fund.

While it is the Company's intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.

(2) FLEET TRANSACTION:
    -----------------

In accordance with the terms of a Contribution Agreement (the "Agreement") dated as of October 28, 1997, as amended February 20, 1998, by and between the Company and Fleet Financial Group, Inc. ("Fleet"), on February 20, 1998 the Company and certain of its subsidiaries and Fleet and certain of its subsidiaries each contributed certain assets and liabilities of their respective consumer credit card businesses in exchange for an ownership interest in a newly formed Rhode Island limited liability company, Fleet Credit Card LLC (the "Fleet Transaction"). Subsequent to February 20,1998, Fleet Credit Card Services LP became the successor in interest to the LLC. References to the LLC include its successor in interest Fleet Credit Card Services LP.

Concurrently with the Fleet Transaction, the Company purchased 7,882,750 shares of its Class A Common Stock and 12,482,850 of its Class B Common Stock at $40 per share net. Participants who held investments in Advanta Corp.'s Class A Common Stock or Class B Common Stock in the Plan were eligible to tender their respective shares at $40 per share, net. Participants reinvested the proceeds, from shares purchased by the Company, into investment options that were available under the Plan at that time.

In connection with the Fleet Transaction, 1,405 participants were transferred to Fleet Credit Card LLC. As a result, approximately $15.8 million of Plan assets were transferred to Fleet's defined contribution plan on June 30, 1998.

(3) PARTICIPANT LOANS:
    -----------------

As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of a Plan loan to a participant may not exceed the lesser of $50,000 (reduced by the maximum amount of any Plan loans outstanding anytime during the preceding year) or 50% of a participant's accrued equity in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate charged by commercial lenders for a comparable loan on the date the loan request is approved. Plan loans are collateralized by the participant's accrued benefit in the Plan.

(4) BASIS OF ACCOUNTING:
    -------------------

The accompanying financial statements have been prepared using the accrual basis of accounting.

(5) USE OF ESTIMATES:
    ----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

(6) PARTICIPANT ACCOUNTS:
    --------------------

Effective July 1, 1997, the Plan was amended. Pursuant to the amendments to the Plan, the investment options that existed at December 31, 1996 were replaced with new investment options. Plan participants may invest their contributions and employer contributions in one or more of the following investment options: any of eight investment portfolios managed by investment advisory firms (See
Note 1) and the Common Stock Fund. In addition, in July 1997, Wilmington Trust Company replaced PW Trust Company as Trustee of the Plan.

Separate accounts are maintained for each participant in each investment fund. Investment gains and losses in each of the funds described above were allocated to the participants in the ratio of each participant's account balance (including employee contributions and employer matching contributions) to the total account balance in each fund.

(7) ADMINISTRATIVE EXPENSES:
    -----------------------

Prior to July 1, 1997, all expenses of administration of the Plan and other fees incident to the management of the Plan were paid for by the Company, except for brokerage commissions, investment advisory fees, trustee fees and transfer taxes, if any. Effective July 1, 1997, the Company also pays for trustee fees.

(8) UNREALIZED GAINS AND LOSSES:
    ---------------------------

Unrealized investment gains and losses, which are reported as the net increase/decrease in the fair market value of investments in the accompanying financial statements, represent the net change in the unrealized appreciation/depreciation in the investment portfolio from the beginning to the end of the year.

(9) INVESTMENTS:
    -----------

Investments held by the Plan at December 31, 1998 are summarized in
Schedule I. The carrying values of individual investments that represent more than 5% of the Plan's net assets as of December 31, 1998 and 1997 are as follows:

                                             1998                  1997
                                             ----                  ----
T. Rowe Price Stable Value Fund           $ 5,365,337           $ 6,334,571
Dodge and Cox Balanced Fund                 3,693,383             3,655,425
Vanguard Index Trust 500 Fund              10,211,235             6,580,109
Dodge and Cox Stock Fund                    4,180,879             4,165,892
Vanguard International Growth Fund          2,169,424             2,339,159
Hancock Special Equities Fund               1,937,267             2,468,575
Putnam New Opportunities Fund               3,977,650             3,374,212
Common Stock Fund                           2,240,713            12,387,483

All investments are stated at market value on the statement of net assets. Market value for the investments is based on quoted market prices or dealer quotes.

(10) FEDERAL INCOME TAXES:
     --------------------

The Internal Revenue Service issued a determination letter dated December 30, 1994 stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1998, 1997, and 1996.

(11) DISTRIBUTIONS TO PARTICIPANTS:
     -----------------------------

There were no distributions payable as of year-end 1998 and 1997.

(12) The schedules of allocation of assets available for benefits to investment funds as of December 31, 1998 and 1997 are as follows:

                                                                       DECEMBER 31, 1998
                                                    --------------------------------------------------------
                                                                                   WESTERN
                                                                  T. ROWE           ASSET
                                                                   PRICE          MANAGEMENT   DODGE AND COX
ASSETS                                              CASH        STABLE VALUE         CORE        BALANCED
------                                              ----        ------------      ----------      --------
Cash                                                $8,117       $       --       $     --       $       --

Investments:

Managed Investment Funds
   T. Rowe Price Stable  Value                          --        5,365,337             --               --
   Western Asset Management Core                        --               --        677,041               --
   Dodge and Cox Balanced                               --               --             --        3,693,383
   Vanguard Index Trust 500                             --               --             --               --
   Dodge and Cox Stock                                  --               --             --               --
   Vanguard International Growth                        --               --             --               --
   Hancock Special Equities                             --               --             --               --
   Putnam New Opportunities                             --               --             --               --

Common Stock Fund  (Advanta Corp. Common
   Stock Class A and B)                                 --               --             --               --

Employer Contribution Receivable                        --          157,678         29,115          118,062

Participant Loans Receivable                            --               --             --               --
                                                    ------       ----------       --------       ----------

Total Assets Available
   For Benefits                                     $8,117       $5,523,015       $706,156       $3,811,445
                                                    ======       ==========       ========       ==========

(12) CONTINUED

                                                     DECEMBER 31, 1998
                               ----------------------------------------------------------------

                                                                      VANGUARD        HANCOCK
                               VANGUARD INDEX      DODGE AND       INTERNATIONAL      SPECIAL
ASSETS                            TRUST 500        COX STOCK          GROWTH          EQUITIES
------                            ---------        ---------          ------          --------
Cash                             $        --       $       --       $       --       $       --

Investments:

Managed Investment Funds
  T. Rowe Price Stable
   Value                                  --               --               --               --
  Western Asset Management Core           --               --               --               --
  Dodge and Cox Balanced                  --               --               --               --
  Vanguard Index Trust 500        10,211,235               --               --               --
  Dodge and Cox Stock                     --        4,180,879               --               --
  Vanguard International
   Growth                                 --               --        2,169,424               --
  Hancock Special Equities                --               --               --        1,937,267
  Putnam New Opportunities                --               --               --               --

Common Stock Fund (Advanta
   Corp. Common Stock
   Class A and B)                         --               --               --               --

Employer Contribution
  Receivable                         339,703          155,111           92,445           85,369

Participant Loans
  Receivable                              --               --               --               --
                                 -----------       ----------       ----------       ----------

Total Assets Available
  For Benefits                   $10,550,938       $4,335,990       $2,261,869       $2,022,636
                                 ===========       ==========       ==========       ==========

(12) CONTINUED

                                                      DECEMBER 31, 1998
                                ---------------------------------------------------------------

                                                    COMMON         PARTICIPANT
                                 PUTNAM NEW          STOCK            LOANS
ASSETS                          OPPORTUNITIES        FUND          RECEIVABLE         TOTAL
------                          -------------        ----          ----------         -----
Cash                             $       --       $       --       $       --       $     8,117

Investments:

Managed Investment  Funds
  T. Rowe Price Stable
   Value                                 --               --               --         5,365,337
  Western Asset Management Core          --               --               --           677,041
  Dodge and Cox Balanced                 --               --               --         3,693,383
  Vanguard Index Trust 500               --               --               --        10,211,235
  Dodge and Cox Stock                    --               --               --         4,180,879
  Vanguard International
   Growth                                --               --               --         2,169,424
  Hancock Special Equities               --               --               --         1,937,267
  Putnam New Opportunities        3,977,650               --               --         3,977,650

Common Stock Fund (Advanta
   Corp. Common Stock
   Class A and B)                        --        2,240,713               --         2,240,713

Employer Contribution
  Receivable                        156,625          134,772               --         1,268,880

Participant Loans
  Receivable                             --               --        1,122,983         1,122,983
                                 ----------       ----------       ----------       -----------

Total Assets Available
  For Benefits                   $4,134,275       $2,375,485       $1,122,983       $36,852,909
                                 ==========       ==========       ==========       ===========

(12) CONTINUED

                                                                 DECEMBER 31, 1997
                                              ----------------------------------------------------------

                                                            T. ROWE          WESTERN
                                                             PRICE            ASSET            DODGE AND
                                                             STABLE         MANAGEMENT            COX
ASSETS                                         CASH          VALUE             CORE             BALANCED
------                                         ----          -----             ----             --------
Cash                                          $8,192       $       --       $       --       $       --

Investments:

Managed Investment  Funds
T. Rowe Price Stable Value                        --        6,334,571               --               --
Western Asset Mgmt. Core                          --              --           462,288               --
Dodge & Cox Balanced                              --              --                --        3,655,425
Vanguard Index Trust 500                          --              --                --               --
Dodge & Cox Stock                                 --              --                --               --
Vanguard International
  Growth                                          --              --                --               --
Hancock Special Equities                          --              --                --               --
Putnam New Opportunities                          --              --                --               --

Common Stock Fund (Advanta Corp. Common
   Stock Class A and B)                           --               --               --               --

Employer Contribution
  Receivable                                      --          345,395           26,223          136,768

Participant Loans
  Receivable                                      --               --               --               --
                                              ------       ----------       ----------       ----------

Total Assets Available
  For Benefits                                $8,192       $6,679,966       $  488,511       $3,792,193
                                              ======       ==========       ==========       ==========

(12) CONTINUED

                                                     DECEMBER 31, 1997
                                 -------------------------------------------------------------

                                   VANGUARD                         VANGUARD          HANCOCK
                                 INDEX TRUST      DODGE AND       INTERNATIONAL       SPECIAL
ASSETS                               500          COX STOCK          GROWTH          EQUITIES
------                               ---          ---------          ------          --------
Cash                             $       --       $       --       $       --       $       --

Investments:

Managed Investment  Funds
 T.Rowe Price Stable Value               --               --               --               --
 Western Asset Mgmt Core                 --               --               --               --
 Dodge & Cox Balanced                    --               --               --               --
 Vanguard Index Trust 500         6,580,109               --               --               --
 Dodge & Cox Stock                       --        4,165,892               --               --
 Vanguard International
   Growth                                --               --        2,339,159               --
 Hancock Special Equities                --               --               --        2,468,575
 Putnam New Opportunities                --               --               --               --

Common Stock Fund (Advanta
   Corp. Common Stock
   Class A and B)                        --               --               --               --

Employer Contribution
  Receivable                        338,784          200,200          152,474          130,714

Participant Loans
  Receivable                             --               --               --               --
                                 ----------       ----------       ----------       ----------

Total Assets Available
  For Benefits                   $6,918,893       $4,366,092       $2,491,633       $2,599,289
                                 ==========       ==========       ==========       ==========

(12) CONTINUED

                                                          DECEMBER 31, 1997
                                  ------------------------------------------------------------------

                                     PUTNAM                            PARTICIPANT
                                       NEW              COMMON            LOANS
ASSETS                            OPPORTUNITIES       STOCK FUND       RECEIVABLE          TOTAL
------                            -------------       ----------       ----------          -----
Cash                               $        --       $        --       $        --       $     8,192

Investments:

Managed Investment  Funds
  T. Rowe Price Stable Value                --                --                --         6,334,571
  Western Asset Mgmt. Core                  --                --                --           462,288
  Dodge & Cox Balanced                      --                --                --         3,655,425
  Vanguard Index Trust 500                  --                --                --         6,580,109
  Dodge & Cox Stock                         --                --                --         4,165,892
  Vanguard International
  Growth                                    --                --                --         2,339,159
  Hancock Special Equities                  --                --                --         2,468,575
  Putnam New Opportunities           3,374,212                --                --         3,374,212

Common Stock Fund (Advanta
   Corp. Common Stock
   Class A and B)                           --        12,387,483                --        12,387,483

Employer Contribution
  Receivable                           194,517           285,669                --         1,810,744

Participant Loans
  Receivable                                --                --         2,020,290         2,020,290
                                   -----------       -----------       -----------       -----------

Total Assets Available
  For Benefits                     $ 3,568,729       $12,673,152       $ 2,020,290       $45,606,940
                                   ===========       ===========       ===========       ===========

(13) The schedules of allocation of plan income and changes in assets available for benefits to investment funds for the years ended December 31, 1998 and 1997 are as follows:

                                  FOR THE YEAR ENDED DECEMBER 31, 1998
                              -------------------------------------------

                                                                WESTERN
                                            T. ROWE PRICE        ASSET
                                               STABLE          MANAGEMENT
                                CASH            VALUE             CORE
                                ----            -----             ----
INCREASES:
Interest and Dividend
  Income                      $ 2,846        $   382,239        $ 68,192
Tender Offer                       --          1,240,684         159,890
Employee
 Contributions                     --            626,962         103,919
Employer
 Contributions                     --            349,939          55,273
Realized Gains
 (Losses) on
  Investments                      --                 --          (2,714)
Net (Decrease)
 Increase in
 Fair Market Value
 of Investments                    --                 --         (17,724)
                              -------        -----------        --------
                                2,846          2,599,824         366,836


DECREASES:
Fleet Transaction                  --          2,838,736         337,843
Distributions to
 Participants                    (930)         1,575,300          46,433
Investor Advisory
 and Trustee Fees                  --                 --              --
                              -------        -----------        --------
                                 (930)         4,414,036         384,276
Net (Decrease)
 Increase                       3,776         (1,814,212)        (17,440)

Interfund Transfers            (3,878)           584,745         235,913

Net Loans Issued                   27             72,516            (828)
Assets Available
 for Benefits,
 beginning of year              8,192          6,679,966         488,511
                              -------        -----------        --------

Assets Available
   for Benefits, end of
   year                       $ 8,117        $ 5,523,015        $706,156
                              =======        ===========        ========

(13) CONTINUED

                                           FOR THE YEAR ENDED DECEMBER 31, 1998
                            -------------------------------------------------------------------

                                                 VANGUARD                          VANGUARD
                            DODGE & COX        INDEX TRUST         DODGE &      INTERNATIONAL
                             BALANCED              500            COX STOCK         GROWTH
                             --------              ---            ---------         ------
INCREASES:
Interest and Dividend
Income                      $  347,580        $   175,349        $  420,479        $   42,736
Tender Offer                   573,963          2,535,273           850,754           247,500
Employee
 Contributions                 471,899          1,347,231           681,912           392,688
Employer
 Contributions                 236,102            642,487           320,033           192,986
Realized Gains
 (Losses) on
  Investments                   (9,897)           704,674           (22,247)          (18,615)
Net (Decrease)
 Increase in
 Fair Market Value
 of Investments                (73,918)         1,592,672          (140,425)          392,231
                            ----------        -----------        ----------        ----------
                             1,545,729          6,997,686         2,110,506         1,249,526


DECREASES:
Fleet Transaction            1,074,255          3,617,164         1,677,999         1,299,213
Distributions to
 Participants                  485,030          1,265,154           438,179           452,235
Investor Advisory
 and Trustee Fees                   --                 --                --                --
                            ----------        -----------        ----------        ----------
                             1,559,285          4,882,318         2,116,178         1,751,448

Net (Decrease)
 Increase                      (13,556)         2,115,368            (5,672)         (501,922)

Interfund Transfers             45,495          1,530,301            (8,616)          262,346

Net Loans Issued               (12,687)           (13,624)          (15,814)            9,812
Assets Available
 for Benefits,
 beginning of year           3,792,193          6,918,893         4,366,092         2,491,633
Assets Available            ----------        -----------        ----------        ----------
 for Benefits, end
 of year                    $3,811,445        $10,550,938        $4,335,990        $2,261,869
                            ==========        ===========        ==========        ==========

(13) CONTINUED

                                 FOR THE YEAR ENDED DECEMBER 31, 1998
                           -----------------------------------------------

                           HANCOCK            PUTNAM
                           SPECIAL             NEW            COMMON STOCK
                           EQUITIES        OPPORTUNITIES          FUND
                           --------        -------------          ----
INCREASES:
Interest and
Dividend Income           $   28,446        $  122,615        $    68,374
Tender Offer                 304,709           757,894         (3,743,249)
Employee
 Contributions               392,386           717,180            609,131
Employer
 Contributions               176,347           312,581            305,995
Realized Gains
 (Losses) on
  Investments                 17,114           345,849            403,368
Net (Decrease)
 Increase in
 Fair Market Value
 of Investments             (138,647)          481,215         (3,025,230)
                          ----------        ----------        -----------
                             780,355         2,737,334         (5,381,611)

DECREASES:
Fleet Transaction            977,455         1,722,069          1,475,343
Distributions to
 Participants                444,229           771,490            510,265
Investor Advisory
 and Trustee Fees                 --                --                 --
                          ----------        ----------        -----------
                           1,421,684         2,493,559          1,985,608

Net (Decrease)
 Increase                   (641,329)          243,775         (7,367,219)

Interfund Transfers           28,987           305,920         (2,981,213)

Net Loans Issued              35,689            15,851             50,765
Assets Available
 for Benefits,
 beginning of year         2,599,289         3,568,729         12,673,152
Assets Available          ----------        ----------        -----------
 for Benefits, end
 of year                  $2,022,636        $4,134,275        $ 2,375,485
                          ==========        ==========        ===========

(13) CONTINUED

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                         PARTICIPANT
                            LOANS
                          RECEIVABLE            TOTAL
                          ----------            -----
INCREASES:
Interest and
Dividend Income           $  137,157        $ 1,796,013
Tender Offer                      --          2,927,418
Employee
 Contributions                    --          5,343,308
Employer
 Contributions                    --          2,591,743
Realized Gains
 (Losses) on
  Investments                     --          1,417,532
Net (Decrease)
 Increase in
 Fair Market Value
 of Investments                   --           (929,826)
                          ----------        -----------
                             137,157         13,146,188

DECREASES:
Fleet Transaction            797,290         15,817,367
Distributions to
 Participants                 95,467          6,082,852
Investor Advisory
 and Trustee Fees                 --                 --
                          ----------        -----------
                             892,757         21,900,219

Net (Decrease)
 Increase                   (755,600)        (8,754,031)

Interfund Transfers               --                 --

Net Loans Issued            (141,707)                --

Assets Available
 for Benefits,
 beginning of year         2,020,290         45,606,940
                          ----------        -----------

Assets Available
 for Benefits, end
 of year                  $1,122,983        $36,852,909
                          ==========        ===========

(13) Continued

                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                            ------------------------------------------------------------------

                                                                 STRATEGIC
                                                                 BALANCED            GROWTH/
                              CASH               GIC             PORTFOLIO            VALUE
                              ----               ---             ---------            -----
INCREASES:

Interest and Dividend
 Income                     $  27,999        $       150        $       173        $       243
Employee
 Contributions                     --            342,045            413,153            561,968
Employer
 Contributions                     --             66,712            100,901            130,025
Realized Gains
 (Losses) on
  Investments                      --            158,785            947,230          1,424,943
Net (Decrease) Increase in
 Fair Market Value
 of Investments                    --             (1,779)            (4,546)               573
                            ---------        -----------        -----------        -----------
                               27,999            565,913          1,456,911          2,117,752

DECREASES:

Distributions to
 Participants                 407,367            224,666            172,473            276,044
Investor Advisory
 and Trustee Fees                  --             12,537             39,191             50,169
                            ---------        -----------        -----------        -----------
                              407,367            237,203            211,664            326,213

Net (Decrease)
 Increase                    (379,368)           328,710          1,245,247          1,791,539

Interfund Transfers            56,954         (3,642,255)        (5,262,847)        (6,509,460)

Net Loans Issued                  115            (75,018)           (56,636)           (41,992)

Assets Available
 for Benefits,
 beginning of year            330,491          3,388,563          4,074,236          4,759,913
                            ---------        -----------        -----------        -----------

Assets Available
 for Benefits, end
 of year                    $   8,192        $        --        $        --        $        --
                            =========        ===========        ===========        ===========

(13) CONTINUED

                                             FOR THE YEAR ENDED DECEMBER 31, 1997
                            ---------------------------------------------------------------------

                            INTERNATIONAL       STRATEGIC        T. ROWE PRICE      WESTERN ASSET
                               EQUITY            GROWTH           STABLE FUND      MANAGEMENT CORE
                               ------            ------           -----------         ---------
INCREASES:

Interest and Dividend
 Income                     $       126        $       311        $   165,376        $    23,884
Employee
 Contributions                  305,349            540,307            629,244             39,375
Employer
 Contributions                   72,326            183,884            574,282             37,882
Realized Gains
 (Losses) on
  Investments                   443,122          1,781,212                 --                (31)
Net (Decrease) Increase in
 Fair Market Value
 of Investments                  11,850             36,906                 --             (1,399)
                            -----------        -----------        -----------        -----------
                                832,773          2,542,620          1,368,902             99,711

DECREASES:

Distributions to
 Participants                    89,631            349,702          1,517,119             (1,123)
Investor Advisory
 and Trustee Fees                23,107             65,997                 --                 --
                            -----------        -----------        -----------        -----------
                                112,738            415,699          1,517,119             (1,123)

Net (Decrease)
 Increase                       720,035          2,126,921           (148,217)           100,834

Interfund Transfers          (3,253,549)        (8,742,251)         6,834,093            399,825

Net Loans Issued                (39,707)           (71,977)            (5,910)           (12,148)

Assets Available
 for Benefits,
 beginning of year            2,573,221          6,687,307                 --                 --
                            -----------        -----------        -----------        -----------

Assets Available
 for Benefits, end
 of year                    $        --        $        --        $ 6,679,966        $   488,511
                            ===========        ===========        ===========        ===========

(13) CONTINUED

                                           FOR THE YEAR ENDED DECEMBER 31, 1997
                            -------------------------------------------------------------------

                             DODGE AND          VANGUARD                             VANGUARD
                               COX             INDEX TRUST       DODGE AND        INTERNATIONAL
                             BALANCED             500            COX STOCK           GROWTH
                             --------             ---            ---------           ------
INCREASES:

Interest and Dividend
 Income                     $  216,906        $   94,707        $  265,857        $   99,522
Employee
 Contributions                 320,992           562,225           367,542           318,929
Employer
 Contributions                 200,407           470,524           288,332           222,925
Realized Gains
 (Losses) on
  Investments                    1,935             9,103             2,773           (24,082)
Net (Decrease) Increase in
 Fair Market Value
 of Investments               (118,215)          235,571          (207,479)         (360,558)
                            ----------        ----------        ----------        ----------
                               622,025         1,372,130           717,025           256,736

DECREASES:

Distributions to
 Participants                   26,287           419,481           172,862           167,853
Investor Advisory
 and Trustee Fees                   --                --                --                --
                            ----------        ----------        ----------        ----------
                                26,287           419,481           172,862           167,853

Net (Decrease)
 Increase                      595,738           952,649           544,163            88,883

Interfund Transfers          3,214,495         5,969,570         3,840,979         2,425,432

Net Loans Issued               (18,040)           (3,326)          (19,050)          (22,682)

Assets Available
 for Benefits,
 beginning of year                  --                --                --                --
                            ----------        ----------        ----------        ----------
Assets Available
 for Benefits, end
 of year                    $3,792,193        $6,918,893        $4,366,092        $2,491,633
                            ==========        ==========        ==========        ==========

(13) Continued

                                FOR THE YEAR ENDED DECEMBER 31, 1997
                           ---------------------------------------------

                           HANCOCK             PUTNAM             COMMON
                           SPECIAL               NEW              STOCK
                           EQUITIES         OPPORTUNITIES          FUND
                           --------         -------------          ----
INCREASES:

Interest and
  Dividend Income         $       --        $   73,101        $   254,796
Employee
 Contributions               254,940           338,533          1,514,708
Employer
 Contributions               192,187           284,161            671,994
Realized Gains
 (Losses) on
  Investments                 18,954            11,819           (179,834)
Net (Decrease) Increase
 in Fair Market Value
 of Investments               94,083           128,358         (9,374,395)
                          ----------        ----------        -----------
                             560,164           835,972         (7,112,731)

DECREASES:

Distributions to
 Participants                165,478           126,316            974,958
Investor Advisory
 and Trustee Fees                 --                --             17,585
                          ----------        ----------        -----------
                             165,478           126,316            992,543

Net (Decrease)
 Increase                    394,686           709,656         (8,105,274)

Interfund Transfers        2,233,765         2,882,821           (447,572)

Net Loans Issued             (29,162)          (23,748)          (138,330)

Assets Available
 for Benefits,
 beginning of year                --                --         21,364,328
                          ----------        ----------        -----------

Assets Available
 for Benefits, end
 of year                  $2,599,289        $3,568,729        $12,673,152
                          ==========        ==========        ===========

(13) Continued

                    FOR THE YEAR ENDED DECEMBER 31, 1997
                    ------------------------------------

                         PARTICIPANT
                           LOANS
                         RECEIVABLE            TOTAL
                         ----------            -----
INCREASES:

Interest and
  Dividend Income         $  164,140        $ 1,387,291
Employee
 Contributions                    --          6,509,310
Employer
 Contributions                    --          3,496,542
Realized Gains
 (Losses) on
  Investments                     --          4,595,929
Net (Decrease) Increase
 in Fair Market Value
 of Investments                   --         (9,561,030)
                          ----------        -----------
                             164,140          6,428,042

DECREASES:

Distributions to
 Participants                185,639          5,274,753
Investor Advisory
 and Trustee Fees                 --            208,586
                          ----------        -----------
                             185,639          5,483,339

Net (Decrease)
 Increase                    (21,449)           944,703

Interfund Transfers               --                 --

Net Loans Issued             557,611                 --

Assets Available
 for Benefits,
 beginning of year         1,484,178         44,662,237
                          ----------        -----------

Assets Available
 for Benefits, end
 of year                  $2,020,290        $45,606,940
                          ==========        ===========

                                                                      SCHEDULE I
                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN
                                 EIN 23-1462070

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                                                    MARKET
                                                  COST              VALUE
                                                  ----              -----
Cash                                           $     8,117       $     8,117
Managed Investment Funds
  T. Rowe Price Stable Value:                    5,365,337         5,365,337
   Market value per share $1.00
  Western Asset Management Core:                   696,164           677,041
   Market value per share $11.12
  Dodge and Cox Balanced:                        3,885,515         3,693,383
   Market value per share $65.22
  Vanguard Index Trust 500:                      8,382,992        10,211,235
   Market value per share $113.95
  Dodge and Cox Stock:                           4,528,783         4,180,879
   Market value per share $90.70
  Vanguard International Growth:                 2,137,751         2,169,424
   Market value per share $18.77
  Hancock Special Equities:                      1,981,836         1,937,267
   Market value per share $24.72
  Putnam New Opportunities:                      3,368,077         3,977,650
   Market value per share $58.43


*Advanta Corp. Common Stock Fund                 3,854,634         2,240,713
  Class A: market value $13.25 per share
  Class B: market value $11.06 per share

Participant Loans Receivable,
 Bearing interest from 7.5% to 10.5%             1,122,983         1,122,983
                                               -----------       -----------

                                               $35,332,189       $35,584,029
                                               ===========       ===========


*Party-in-interest to the Plan

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN
                                 EIN 23-1462070

SCHEDULE II
                  ITEM 27d- SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.

         IDENTITY              DESCRIPTION            PURCHASE          SELLING          COST           NET GAIN        NUMBER OF
         OF PARTY                OF ASSET              PRICE             PRICE         OF ASSET        OR (LOSS)      TRANSACTIONS
         --------              -----------           ---------          -------        --------        ---------      ------------
Single:
-------
Vanguard Index 500             Mutual Fund          $ 2,535,273       $        --     $ 2,535,273      $       --        1

EB Short Term MM
F/Directed                    Money Market            5,720,883                --       5,720,883              --        1
                                                    -----------       -----------     -----------      ----------

                                  Total             $ 8,256,156       $        --     $ 8,256,156      $       --
                                                    ===========       ===========     ===========      ==========
T. Rowe Price
Stable Value                   Mutual Fund           $2,838,736        $2,838,736      $2,838,736      $       --        1

Vanguard Index 500             Mutual Fund            3,149,726         3,617,164       3,149,726         467,438        1

EB Short Term MM
F/Directed                    Money Market            5,657,497         5,657,497       5,657,497              --        1
                                                    -----------       -----------     -----------      ----------

                                  Total             $11,645,959       $12,113,397     $11,645,959      $  467,438
                                                    ===========       ===========     ===========      ==========

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN
                                 EIN 23-1462070

SCHEDULE II
                  ITEM 27d- SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.

         IDENTITY            DESCRIPTION            PURCHASE          SELLING           COST           NET GAIN       NUMBER OF
         OF PARTY              OF ASSET               PRICE            PRICE          OF ASSET        OR (LOSS)     TRANSACTIONS
         --------            -----------            ---------         -------         --------        ---------     ------------
Series:
-------
Advanta Corp                CL B Common Stock      $   772,375       $        --      $   772,375     $        --      52

Dodge and Cox Balanced         Mutual Fund           2,138,453                --        2,138,453              --      100

John Hancock
    Special Equities           Mutual Fund           1,245,612                --        1,245,612              --      90

Vanguard
    International Growth       Mutual Fund           1,420,235                --        1,420,235              --      93

Dodge and Cox
     Stock Fund                Mutual Fund           2,811,868                --        2,811,868              --      104

Putnam New
     Opportunities             Mutual Fund           2,607,597                --        2,607,597              --      122

T. Rowe Price
     Stable Value              Mutual Fund           4,794,134                --        4,794,134              --       83

Vanguard
     Index 500                 Mutual Fund           7,169,882                --        7,169,882              --      156

EB Short Term MM
F/Directed                    Money Market          14,360,740                --       14,360,740              --      125
                                                   -----------       -----------      -----------     -----------

                                  Total            $37,320,896       $        --      $37,320,896     $        --
                                                   ===========       ===========      ===========     ===========

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN
                                 EIN 23-1462070

SCHEDULE II
                  ITEM 27d- SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.

         IDENTITY                 DESCRIPTION        PURCHASE           SELLING           COST           NET GAIN      NUMBER OF
         OF PARTY                   OF ASSET           PRICE             PRICE          OF ASSET        OR (LOSS)    TRANSACTIONS
         --------                 -----------        ---------          -------         --------        ---------    ------------
Series:
-------

Advanta Corp                 CL B Common Stock       $ 3,009,760       $ 2,819,921     $ 3,009,760      $(189,839)      130

Dodge and Cox Balanced          Mutual Fund            2,026,578         2,016,680       2,026,578         (9,898)       84

John Hancock Special
   Equities                     Mutual Fund            1,638,269         1,655,383       1,638,269         17,114        87

Vanguard
   International Growth         Mutual Fund            1,982,202         1,963,587       1,982,202        (18,615)       89

Dodge & Cox Stock               Mutual Fund            2,656,449         2,634,202       2,656,449        (22,247)       93

Putnam New
   Opportunities                Mutual Fund            2,484,907         2,830,755       2,484,907        345,848        83

T. Rowe Price
   Stable Value                 Mutual Fund            5,763,368         5,763,368       5,763,368             --        97

Vanguard
   Index 500                    Mutual Fund            5,129,956         5,834,630       5,129,956        704,674        92

EB Short Term MM
F/Directed                      Money Market          14,361,908        14,361,908      14,361,908             --        98
                                                     -----------       -----------     -----------      ---------

                                    Total            $39,053,397       $39,880,434     $39,053,397      $ 827,037
                                                     ===========       ===========     ===========      =========

                                  EXHIBIT INDEX
                                  -------------



EXHIBIT NO.                DOCUMENT
-----------                --------

     1                     Consent of Independent Public Accountants





                                       31